

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 28, 2011

Mr. Dale Schnittjer
Teledyne Technologies Inc.
1049 Camino Dos Rios
Thousand Oaks, CA 91360-2362

>　**Re:　Teledyne Technologies Inc.**
>　　　**Form 10-K for the fiscal year ended January 3, 2010**
>　　　**Filed March 2, 2010**
>　　　**File No. 1-15295**

Dear Mr. Schnittjer:

We have reviewed your response letter dated February 22, 2011 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended January 3, 2010

Note 13. Business Segments, page 99

1. We have received your letter dated February 22, 2011. As we have stated in our previous comment letters as well as in our teleconference call on January 27, 2011, we continue to believe that your business units are your operating segments and any aggregation analysis should begin at the business unit level. Your disclosure in your fiscal 2010 Form 10-K should reflect this approach. In addition, we may have further comment on future changes to your reportable segments that may result from changes to the information the CODM receives or from business transactions.

   Please ensure that that you disclose these matters in the Item 1B section of your Form 10-K regarding unresolved Staff comments.


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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

John Cash
Accounting Branch Chief